UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 24, 2021

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains a Stock Exchange Announcement dated 24 February 2021 entitled ‘Vodafone confirms Intention to Float Vantage Towers’.

RNS Number : 1622Q

Vodafone Group Plc

24 February 2021

NOT FOR DISTRIBUTION OR ANNOUNCEMENT, DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN OR ANY OTHER JURISDICTION IN WHICH THE DISTRIBUTION OR ANNOUNCEMENT WOULD BE UNLAWFUL

Vodafone Group Plc : Vantage Towers ITF

24 February 2021

Vodafone confirms Intention to Float Vantage Towers

Vodafone Group Plc announces today that it will proceed as planned with an initial public offering of Vantage Towers AG, a leading tower infrastructure company in Europe. Vantage Towers AG will seek a listing on the Regulated Market of the Frankfurt Stock Exchange (Prime Standard), and the offering will consist solely of a secondary sell-down of existing shares held by Vodafone GmbH.

Subject to capital market conditions, the Vantage Towers IPO is expected to be completed by the end of March 2021. The target free float of a meaningful minority share is expected to create a liquid market for Vantage Towers shares.

IMPORTANT NOTICE

The information contained herein does not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities referred to herein in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction.

This announcement is not for distribution, directly or indirectly, in or into Australia, Canada or Japan. This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States, Australia, Canada or Japan.

The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933 (the “Securities Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. There will be no public offer of securities in the United States.

In any EEA Member State, other than Germany, this communication is only addressed to and is only directed at “qualified investors” in that Member State within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”).

In the United Kingdom, this publication is being distributed only to and is directed only at persons who are “qualified investors” within the meaning of Article 2 of the Prospectus Regulation as it forms part of retained EU law in the United Kingdom as defined in the European Union (Withdrawal) Act 2018 (as amended) (i) who have professional experience in matters relating to investments falling within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”), or (ii) are persons who are high net worth bodies corporate, unincorporated associations and partnerships and the trustees of high value trusts, as described in Article 49(2)(a) to (d) of the Order or (iii) persons to whom this communication may otherwise be lawfully communicated (all such persons together being referred to as “Relevant Persons”).

The securities are available only to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be available only to or will be engaged in only with, Relevant Persons. Any person who is not a Relevant Person should not act or rely on this document or any of its contents.

Forward-looking Statements

This announcement contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 regarding the proposed Vantage Towers IPO such as the structure, listing venue, timing and liquidity post-IPO. Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “will” or “expects” (including in their negative form or other variations). By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that may or may not occur in the future. There are a number of factors that could cause actual developments to differ materially from those expressed or implied by these forward-looking statements. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group, including Vantage Towers AG or any member of Vantage Towers, or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Any forward-looking statements are made of the date of this announcement. Subject to compliance with applicable law and regulations, neither Vodafone nor Vantage Towers AG nor their respective affiliates intend to update, review, revise or conform any forward looking statement contained in this announcement to actual events or developments whether as a result of new information, future developments or otherwise, and do not undertake any obligation to do so.

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. References to Vantage Towers refers to Vantage Towers AG, its subsidiaries and equity investments. Vodafone, the Vodafone Speech Mark Devices, Vodacom and The future is exciting. Ready? are trade marks owned by Vodafone. Vantage Towers is a trade mark owned by Vantage Towers. Other product and company names mentioned herein may be the trade marks of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: February 24, 2021	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary